SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35044

Deregistration under Section 8(f) of the Investment Company Act of 1940

October 27, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment
Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment
Company Act of 1940 for the month of October 2023. A copy of each application may be
obtained via the Commission's website by searching for the applicable file number listed
below, or for an applicant using the Company name search field, on the SEC's EDGAR
system. The SEC's EDGAR system may be searched at
https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the
SEC's Public Reference Room at (202) 551-8090. An order granting each application will be
issued unless the SEC orders a hearing. Interested persons may request a hearing on any
application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the
relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the
relevant applicant below, or personally or by mail, if a physical address is listed for the
relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on
November 21, 2023, and should be accompanied by proof of service on applicants, in the form
of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act,
hearing requests should state the nature of the writer's interest, any facts bearing upon the
desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Goldman Sachs MLP & Energy Renaissance Fund [File No. 811-22979]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On July 10, 2023, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $49,714 incurred in connection with the liquidation were paid by the applicant and the applicant's investment advisor. Applicant also has retained approximately $6,850,674 for the purpose of paying an outstanding tax liability.

Filing Date: The application was filed on September 22, 2023.

Applicant's Address: 200 West Street, New York, New York 10282.

Mirae Asset Discovery Funds [File No. 811-22406]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred the assets of the Emerging Markets Fund to the Global X Emerging Markets ETF and the assets of the Emerging Markets Great Consumer Fund to the Global X Emerging Markets Great Consumer ETF, and on May 12, 2023, made a final distribution to its shareholders based on net asset value. Expenses of $530,294.71 incurred in connection with the reorganization were paid by the acquiring fund's investment adviser.

Filing Dates: The application was filed on August 24, 2023 and amended on October 6, 2023.

Applicant's Address: 1212 Avenue of the Americas, 10th Floor, New York, New York 10036.

Trust For Credit Unions [File No. 811-05407]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 10, 2023, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $288,261 incurred in connection with the liquidation were paid by the applicant and Callahan Credit Union Financial Services, LLLP, an affiliate of the applicant's underwriter.

Filing Dates: The application was filed on June 1, 2023 and amended on August 11, 2023 and October 13, 2023.

Applicant's Address: 615 East Michigan Street, Milwaukee, Wisconsin 53202.

Walthausen Funds [File No. 811-22143]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to North Star Small Cap Value Fund, and on May 12, 2023, made a final distribution to its shareholders based on net asset value. Expenses of $187,496 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on September 26, 2023.

Applicant's Address: 20 North Wacker Drive, Suite 1416, Chicago, Illinois 60606.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.